UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

09057207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mirus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wheeler Road, 4th Floor (South)
(No. and Street)

Burlington	**MA**	**01803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hoffer **781-418-5900**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC
Mail Processing
Section
FEB 25 2009
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Hoffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY GOLDBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 2, 2015

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIRUS SECURITIES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MIRUS SECURITIES, INC.

We have audited the statements of financial condition of Mirus Securities, Inc. as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 11, 2009

MIRUS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
ASSETS:		
Cash and cash equivalents	$ 81,792	$ 74,045
Accounts receivable	9,580	9,165
Prepaid expenses	150	-
TOTAL ASSETS	$ 91,522	$ 83,210
LIABILITIES		
LIABILITIES:		
Accounts payable and accrued expenses	$ 525	$ 456
Due to related party	1,022	-
TOTAL LIABILITIES	1,547	456
STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY:		
Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	21,146	21,146
Retained earnings	68,729	61,508
TOTAL STOCKHOLDER'S EQUITY	89,975	82,754
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 91,522	$ 83,210

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES	$ 357,163	$ 384,525
OPERATING EXPENSES:		
Consulting fees	334,497	285,000
Management fees	3,983	40,359
Regulatory fees	2,645	4,105
Other expenses	8,361	7,596
TOTAL OPERATING EXPENSES	349,486	337,060
INCOME BEFORE INCOME TAXES	7,677	47,465
INCOME TAXES	456	456
NET INCOME	$ 7,221	$ 47,009

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2008 and 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2006	100	$ 100	$ 21,146	$ 14,499	$ 35,745
Net income			-	47,009	47,009
Balance, December 31, 2007	100	100	21,146	61,508	82,754
Net income			-	7,221	7,221
Balance, December 31, 2008	100	$ 100	$ 21,146	$ 68,729	$ 89,975

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 7,221	$ 47,009
Decrease (increase) in operating assets:		
Receivables	(415)	(9,165)
Prepaid expenses	(150)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	69	456
Due to related party	1,022	
NET INCREASE (DECREASE) IN CASH	7,747	38,300
CASH, BEGINNING OF YEAR	74,045	35,745
CASH, END OF YEAR	$ 81,792	$ 74,045

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Mirus Securities, Inc. (the Company) was incorporated as a Massachusetts business in May 1998. The Company acts as a broker-dealer engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect significant business activity for or with retail securities customers.

The Company works together with Mirus Capital Advisors, Inc. (Advisors) to provide investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2010.

Client fees receivable - Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2008 and 2007, there were $9,580 and $9,165 outstanding receivables, respectively. Management believes all amounts are collectible at December 31, 2008.

(1) Nature of business and significant accounting policies (Continued)

Revenue recognition - Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statement if trade execution date instead of settlement date were used.

Consulting fees are billed to customers on a monthly basis and recognized as revenue as the services are performed.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Federal and state income taxes - The Company files its federal tax return on a combined basis with its parent and with the consent of Advisors stockholders, will be taxed under sections of federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees paid during each of the years ended December 31, 2008 and 2007 amounted to $456.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Recently issued accounting pronouncements:

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company was required to adopt the provisions of SFAS 157 in 2008. The adoption of the pronouncement's provisions did not have a significant effect on the financial statements.

(1) Nature of business and significant accounting policies (Continued)

Recently issued accounting pronouncements: (continued)

FIN 48 - In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

(2) Related party transactions

During 2008 and 2007, the Company paid Advisors $335,000 and $285,000, respectively, for investment banking, consulting, and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. At December 31, 2008, there is $1,000 due to Advisors.

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2008, the Company had net capital and net capital requirements of $80,245 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.2 to 1.

(4) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MIRUS SECURITIES, INC.

We have audited the financial statements of Mirus Securities, Inc. as of December 31, 2008. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 11, 2009

MIRUS SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

Total stockholder's equity from the statement of financial condition	$ 89,975
Deductions:	
Non-allowable assets	(9,730)
Net capital before haircuts on securities positions	80,245
Haircuts on securities:	
Trading and investment securities	-
Net capital	$ 80,245
Aggregate indebtedness:	
Included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,547
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirement	$ 75,245
Ratio, aggregate indebtedness to net capital	0.02

See Report on Additional Information

MIRUS SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2008

AGGREGATE INDEBTEDNESS

There were no material adjustments to the aggregate indebtedness calculation.

NET CAPITAL

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.
STATEMENT PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2008

As described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of the rule.

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MIRUS SECURITIES, INC.

In planning and performing our audit of the financial statements of Mirus Securities, Inc. for the year ended December 31, 2008, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mirus Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Mirus Securities, Inc. taken as a whole.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Mirus Securities, Inc.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 11, 2009

END